Exhibit 99.1

GOLD ROYALTY Announces Investor Webcast – November 22, 2022

Vancouver, British Columbia – November 7, 2022 – Gold Royalty Corp. (“Gold Royalty” of the “Company”) (NYSE American: GROY) is pleased to announce that it will host an Investor Webcast on Tuesday, November 22 at 8:00 AM PST.

David Garofalo, Gold Royalty CEO, President and Chairman; Samuel Mah, Vice President, Evaluations; and Alastair Still, Director of Technical Services, will be providing an update to interested stakeholders on the Company’s royalty portfolio including key recent catalysts that have been announced on the assets underlying the Company’s royalties. The presentation will be followed by a question-and-answer session where participants will be able to ask any questions they may have of management.

To register for the Town Hall Meeting, please click the link below:

https://www.bigmarker.com/vid-conferences/GoldRoyalty-Oct-2022-Portfolio-Update

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for its investors. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

For additional information, please contact

Gold Royalty Corp.
Telephone: (833) 396-3066
Email: info@goldroyalty.com